Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2:	Date of Material Change

April 29, 2011

Item 3:	News Release

April 29, 2011, at Vancouver, BC, Canada.

Item 4:	Summary of Material Change

The Company today announced the planned expansion of its production system at its Molejon gold mine facility.

Item 5:	Full Description of Material Change

See attached news release.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9:	Date of Report

April 29, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Expands Production Capacity

Vancouver, BC - April 29, 2011: Petaquilla Minerals Ltd. (the “Company”) today announced the planned expansion of its production system at its Molejon gold mine facility, located in Panama, by increasing grinding and processing capacity in addition to its on-going construction of a heap leach operation. The new production improvements, when fully implemented, are expected to generate an additional monthly recovery of 7,200 gold ounces.

Now at the final stages of implementation, the installation of a third drum scrubber will significantly improve the processing of clays. The additional installation of a new horizontal Carbon-in-Column circuit (“CIC”) will increase by 80% the gold adsorption capacity and improve the efficiency of the gold recovery from the milling system as well as from the future heap leach operations. The combined efficiency of the new hydraulic capacity and CIC circuit will translate, as from the third calendar quarter of current 2011, into an increase in production of 1,000tpd and approximately 1,200 ounces of gold, monthly.

The Company has also initiated the procurement of a fourth ball-mill and the corresponding additional 2 leach tanks and 2 Carbon-in Pulp tanks (“CIP”) which will result, as from the first calendar quarter of 2012, in an increase in production of 1,000tpd and expected gold recovery of additional 2,000 ounces monthly.

Simultaneously, the Company continues to advance its heap leach project, in collaboration with Metcon Research (an affiliate of KD Engineering Ltd.), Knight Piesold Ltd. and Gramsa SA, having approved the final engineering design and completed the construction of access roads to the heap leach pad area. Construction of the heap leach facility has been initiated during the current month of April and stockpiling of low-grade ores for heap leach processing has continued to build up for an initial operation currently planned for startup during the third calendar quarter of 2011. The Company expects to progressively recover, through the heap-leach operation, up to 2,000 ounces, monthly, within the first 6 months of operation, increasing the projected output up to 4,000 ounces, monthly, during the second-half of 2012.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. Certain of the statements made and information contained herein may contain forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the Company's intentions with respect to the development of its mineral properties. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Lázaro Rodriguez
Chief Operations Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.